SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

         Dear Shareholder:

News articles involving the Company were published last night and this morning, which in our opinion, have a distorted view of the facts. In line with our commitment to greater transparency, we would like to provide the following clarifications.

Grupo Polo for a long time used to be a relevant and participative shareholder of GAFISA, inclusive, having elected Mr. Cláudio Andrade for consecutive terms of office, as a member of the Board of Directors.

Besides this relationship as a shareholder, Grupo Polo and GAFISA, jointly with another building company partnered to execute a project in the city of Rio de Janeiro.

Each partner should inject funds necessary into this project, equivalent to their stake. However, this was not the case, since GAFISA has been bearing it by itself with all the property-related costs.

Currently, Grupo Polo’s outstanding balance with the Company totals approximately R$11 million.

For several times were tried to charge this debt amicably, but unsuccessfully. Therefore, we did not have another alternative, but to take tough measures, which culminated in three lawsuits: (i) arbitration proceeding; (ii) Judicial Notification No. 0077689-88-2018.8.19.0001, in progress before the 45th Civil Court of Rio de Janeiro and (iii) Payment into Court Proceeding No. 5050554-49.2018.4.02.5101, in progress at the 27th Federal Court of Rio de Janeiro.

GAFISA’s partners, besides not bearing condominium /IPTU (real estate property tax) expenses of inventory units, they also did not honor the bank loan raised to carry out these projects.

Concomitantly, GAFISA and Grupo Polo entered into few receivables assignment agreements, with GAFISA liable for collection.

If Grupo Polo did not agree with terms and conditions of collection and transfer of these amounts, it could have arranged a meeting with GAFISA, aiming at providing clarifications and information. However, Grupo Polo decided to release a material fact dated February 5, 2019, followed by an extrajudicial notification sent to the company on February 6, 2019.

The impression this situation might convey, whether it is confirmed or not, is that the intention is not of solving this controversy, but rather of triggering an event with unknown objectives.

Nevertheless, despite this framed scenario, we undertake to appropriately report to our shareholders all the clarifications on the amounts they are entitled to, which have been properly discussed in the Judiciary Branch.

Mu Hak You

Chairman of the Board of Directors

Ana Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer